                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                        UNDER THE SECURITIES ACT OF 1934


                           Paramark Enterprises, Inc.
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   699163 10 1
                                 (CUSIP Number)

                                Matthew J. Lovito
                     2855 North University Drive, Suite 320
                   Coral Springs, Florida 33065 (954) 346-5799
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                                 August 22, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.


----------------------------------------                                       ---------------------------------------
CUSIP NO.  699163 10 1                                   13D
                                                                               Page 2 of 10
----------------------------------------                                       ---------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                  Matthew J. Lovito

-------- -------------------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------- -----------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                       (a)   / /
                                                                                                   (b)   /X/

-------- ------------------------------------------------------------------------------------- -----------------------
-------- -------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY



-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)         00

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                                                    / /

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         FL

-------- -------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES      7    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         150,000
         WITH
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                         8    SHARED VOTING POWER



----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              150,000

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER



----------------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         150,000

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)*

                                                                                                         /X/
-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.6%

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -------------------------------------------------------------------------------------------------------------
*  See Item 5


----------------------------------------                                       ---------------------------------------
CUSIP NO.  699163 10 1                                   13D
                                                                               Page 3 of 10
----------------------------------------                                       ---------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                  Marc A. Lovito

-------- -------------------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------- -----------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                       (a)   / /
                                                                                                   (b)   /X/

-------- ------------------------------------------------------------------------------------- -----------------------
-------- -------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY



-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)         00

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                                                    / /

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         FL

-------- -------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              150,000

                       -----------------------------------------------------------------------------------------------
                       -----------------------------------------------------------------------------------------------
                         8    SHARED VOTING POWER
   NUMBER OF
    SHARES
  BENEFICIALLY
   OWNED BY            -----------------------------------------------------------------------------------------------
     EACH              -----------------------------------------------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     150,000

                       -----------------------------------------------------------------------------------------------
                       -----------------------------------------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER



----------------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         150,000

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)*

                                                                                                         /X/
-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.6%

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -------------------------------------------------------------------------------------------------------------
* See Item 5.


----------------------------------------                                       ---------------------------------------
CUSIP NO.  699163 10 1                                   13D
                                                                               Page 4 of 10
----------------------------------------                                       ---------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                  Paul F. Lovito, Jr.

-------- -------------------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------- -----------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                      (a)    / /
                                                                                                  (b)    /X/

-------- ------------------------------------------------------------------------------------- -----------------------
-------- -------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY



-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)         00

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                                                    / /

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         FL

-------- -------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              229,600

                       -----------------------------------------------------------------------------------------------
                       -----------------------------------------------------------------------------------------------
                         8    SHARED VOTING POWER
    NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY          -----------------------------------------------------------------------------------------------
      EACH             -----------------------------------------------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    229,600

                       -----------------------------------------------------------------------------------------------
                       -----------------------------------------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER



----------------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         229,600

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)*

                                                                                                         /X/
-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%

-------- -------------------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -------------------------------------------------------------------------------------------------------------
* See Item 5.

1.       SECURITY AND ISSUER.

         This Statement relates to the common stock ("Common Stock") of Paramark Enterprises, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 167 Main Street, Hackensack, New Jersey 07601.

2.       IDENTITY AND BACKGROUND.

         This Statement is being filed by the Messrs. Paul F. Lovito, Jr., Matthew J. Lovito and Marc A. Lovito (collectively, the "Lovitos"). The filing of this Statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Lovitos are the beneficial owners of any securities covered by this Statement, or that this schedule is required to be filed by such entities or persons or that such entities or persons constitute a group within the meaning of Section 13(d)(3) of the Exchange Act.

         The business address for each of the Lovitos is 2855 North University Drive, Suite 320, Coral Springs, FL 33065.

PAUL F. LOVITO, JR. has been President and Chairman of LBI Group, Inc., a business consulting company, since June 1994. Mr. Lovito is Chairman and Chief Executive Officer of LBI Properties, Inc., a development stage real estate holding company, a position he has held since February 1998. He also serves as Chairman of LBI EWeb Communities, Inc., an internet holding company, a position he had held since June 2000. Mr. Lovito has been the Chairman and President of LBI Asset Management, LP, a Delaware partnership which provides management services to the related companies, a position he had held since July 1998. Mr. Lovito is also the general partner in LBI Capital Partners, LP, a hedge fund, a position he has held since July 1998. All of the foregoing entities are located in Coral Springs, Florida.

MATTHEW J. LOVITO has been a Vice President with LBI Group, Inc. since June 1994. In addition, Mr. Lovito is a Vice President of LBI Properties, Inc. and LBI EWeb Communities, Inc., positions he has held since February 1998 and June 2000. Mr. Lovito is also a partner in LBI Asset Management LP and LBI Capital Partners LP, positions he has held since July 1998.

MARC A. LOVITO has been a Vice President with LBI Group, Inc., since June 1994. Mr. Lovito is President of LBI Properties, Inc., a position he has held since February 1998, and Vice President of LBI EWeb Communities, Inc. Mr. Lovito is also a partner in LBI Asset Management LP and LBI Capital Partners LP, positions he has held since July 1998.

         (d) CRIMINAL CONVICTIONS. During the last five years, none of the Lovitos have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) COURT OR ADMINISTRATIVE PROCEEDINGS. During the last five years, none of the Lovitos have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    5 of 10

         (f) CITIZENSHIP. Each of the Lovitos are residents of the State of Florida and citizens of the United States of America.

3.       SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION.

         Pursuant to the terms of the Amended and Restated Agreement dated August 22, 2001, (the "Agreement"), between the Issuer, the Lovitos, Charles N. Loccisano, the Chairman of the Company, and Alan S. Gottlich, President and Chief Financial Officer of the Company, the Company agreed to sell 500,000 shares of its Common Stock to the Lovitos for an aggregate purchase price of $30,000 (the "Share Purchase Transaction"). The Lovitos used personal funds to pay the purchase price for the shares. The Share Purchase Transaction was completed on August 22, 2001.

4.       PURPOSE OF TRANSACTION.

         The acquisition of the shares of Common Stock of the Issuer by the Lovitos is for investment purposes. The Agreement provides that 30 days following the consummation of the Share Purchase Transaction, the Company's current officers and directors will resign and will be replaced by directors and officers selected by the Lovitos. The change in the Board of Directors and management following the consummation of the Share Purchase Transaction will result in a change of control. Pursuant to the terms of the Agreement, the change in the board occurred on September 22, 2001. In addition, on September 26, 2001, Paul Lovito became Chairman, President and Chief Executive Officer of the Issuer, Marc Lovito became Vice President and Secretary and Matthew Lovito is the Treasurer and Chief Financial officer of the Issuer.

         As directors and officers of the Issuer, the Lovitos will regularly explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

         The Agreement also provides that within 12 months after the completion of the Share Purchase Transaction, the Lovitos shall cause Paramark to make an offer to all holders of the outstanding shares of the Company's common stock to repurchase their shares at a price of $0.20 per share through a tender offer provided the market bid price of the Common Stock is not greater than $0.20 per share for any consecutive 30 day period during the one year period following the closing of the Share Purchase Transaction. As a result, no assurance can be given that the repurchase will be commenced or that the repurchase will occur on the terms described herein. If the foregoing offer to shareholders is required and the Lovitos do not fulfill their obligations in connection therewith, the Agreement provides that the Lovitos shall take all actions necessary to add four new members to the Board selected by Messrs. Loccisano and Gottlich.

         The Agreement also provides that each of Messrs. Loccisano and Gottlich has the right to require the Lovitos to purchase or Paramark to repurchase up to one-half of their Paramark shares on the 60th day after the earlier of: (i) the completion of a 30 consecutive trading day period where the Company's common stock had a bid price of $0.20 per share or higher during the one year period following the consummation of the Share Purchase Transaction; or (ii) the completion of the Company's repurchase, described above. The purchase price paid by the

                                    6 of 10

Company or the Lovitos for the Loccisano and Gottlich shares will be $0.20 per share. At September 20, 2001, Messrs. Gottlich and Loccisano beneficially owned 1,431,924 and 187,339 shares, respectively, of Paramark common stock.

         The obligations of Paramark under the Agreement are also secured by an Agreement between the Lovitos and Messrs. Loccisano and Gottlich which provides that Messrs. Loccisano and Gottlich may designate four new board members if the Lovitos fail to fulfill their obligations under the Agreement and the Lovitos agree to take all corporate actions necessary to add such individuals to the board.

         The Issuer will seek to become a diversified holding company with a primary focus on providing corporate financial consulting services to various business entities and the acquisition, management, sale and lease of real estate. The Issuer will also seek to enhance shareholder value through the acquisition of and spinning off to shareholders various private companies. No assurance can be given as to whether or in what form the acquisition and spin off of these companies will occur.

         Except as discussed above, the Lovitos have no present plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      Any action similar to those enumerated above.

                                    7 of 10

5.       INTEREST IN SECURITIES OF THE ISSUER.

MATTHEW J. LOVITO

         (a) As of the date hereof, Matthew J. Lovito may be deemed to be the beneficial owner of 150,000 shares of Issuer's Common Stock, which represents 3.6% of Issuer's outstanding Common Stock. Mr. Matthew Lovito disclaims beneficial ownership of the shares of Common Stock held by his brothers, Paul and Marc Lovito.

         (b) Mr. Matthew Lovito has sole voting power and sole dispositive power with respect to the 150,000 shares of Common Stock held by him.

         (c) Except for the 150,000 shares acquired with personal funds described on August 22, 2001 in a private transaction with the Issuer described above, Mr. Matthew J. Lovito does not own beneficially any shares of Common Stock of Issuer and has not effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) None.

         (e) Not applicable.

MARC A. LOVITO

         (a) As of the date hereof, Marc A. Lovito may be deemed to be the beneficial owner of 150,000 shares of Issuer's Common Stock, which represents 3.6% of Issuer's outstanding Common Stock. Mr. Marc Lovito disclaims beneficial ownership of the shares of Common Stock held by his brothers, Paul and Matthew Lovito.

         (b) Mr. Marc Lovito has sole voting power and sole dispositive power with respect to the 150,000 shares of Common Stock held by him.

         (c) Except for the 150,000 shares acquired with personal funds described on August 22, 2001 in a private transaction with the Issuer described above, Mr. Marc Lovito does not own beneficially any shares of Common Stock of Issuer and has not effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) None.

         (e) Not applicable.

PAUL F. LOVITO, JR.

         (a) As of the date hereof, Paul F. Lovito, Jr., may be deemed to be the beneficial owner of 229,600 shares of Issuer's Common Stock, which represents 5.6% of Issuer's outstanding Common Stock. Mr. Paul Lovito disclaims beneficial ownership of the shares of Common Stock held by his brothers, Matthew and Marc Lovito.

         (b) Mr. Paul Lovito has sole voting and sole dispositive power with respect to 200,000 shares of Common Stock beneficially owned by him. Mr. Paul Lovito also has sole

                                    8 of 10
voting and sole dispositive power over 6,000 shares held by a partnership, in which he is a general partner. As trustee of a trust established for the benefit of his minor daughter, Mr. Paul Lovito also has sole voting and sole dispositive power over 23,600 shares held in such trust.

         (c) Of the 229,600 shares described above beneficially owned by Paul
Lovito: 200,000 shares were acquired on August 22, 2001 from the Issuer in a private transaction utilizing personal funds; 6,000 shares were acquired on June 13, 2001 in the open market utilizing personal funds; and 23,6000 shares were acquired on June 13, 2001 in the open market utilizing funds from a trust described below.

         Except as described herein, Paul Lovito does not own beneficially any shares of Common Stock of Issuer and has not effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) Mr. Paul Lovito has the right to receive or the power to direct the receipt of dividends with respect to 200,000 shares of Common Stock beneficially owned by him. The partnership in which Mr. Paul Lovito is a general partner has the right to receive or the power to direct the receipt of dividends with respect to 6,000 shares. The trust which holds 23,600 shares of Common Stock for the benefit of Mr. Paul Lovitos' minor daughter has the right to receive dividends with respect to those shares and, as trustee, Mr. Paul Lovito has the power to direct the receipt of dividends with respect to the 23,600 shares held in this trust.

         (e) Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as indicated elsewhere in this Statement, the Lovitos are not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit A:        Amended and Restated Agreement, dated August 22,
                           2001, among the Issuer, the Lovitos, Charles N.
                           Loccisano and Alan Gottlich (Incorporated by reference to Exhibit 99.2 to the Issuer's Current
                           Report on Form 8-K, dated August 22, 2001).

         Exhibit B:        Agreement Related to Joint Filing dated
                           September 22, 2001 (Included on Signature Page).



                                    9 of 10

                      Signatures and Joint Filing Statement

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         As required by Rule 13d-1(f) promulgated under the Securities and Exchange Act of 1934, each Reporting Person on whose behalf this statement is filed agrees that this Statement is filed on behalf of each of them. Each Reporting Person understands that they are responsible for the timely filing of this Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning such Reporting Person contained herein; each Reporting Person or accuracy of the information concerning the other Reporting Persons making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more that on counterpart.


/s/ Matthew J. Lovito                                  Date:  September 26, 2001
--------------------------------------------
Matthew J. Lovito


/s/ Marc A. Lovito                                     Date:  September 26, 2001
--------------------------------------------
Marc A. Lovito


/s/ Paul F. Lovito                                     Date:  September 26, 2001
--------------------------------------------
Paul F. Lovito, Jr.

                                    10 of 10